Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

June 9, 2016

Re:	Denim.LA, Inc.
Offering Statement on Form 1-A
Filed March 23, 2016
File No. 024-10535

Dear Mr. Reynolds:

Thank you for your comments of June 6, 2016 regarding the Offering Statement of Denim.LA, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

General

1. We note your response in prior comment 1 and your disclosure regarding the convertible nature of the securities. Please revise the Form 1-A to include in the offering being qualified pursuant to Regulation A the common stock underlying the Series A preferred stock in this offering. See the Note to Rule 251(a) of Regulation A. For example, your cover page should include up to 12,500,000 shares of common stock. Lastly, please reconcile the maximum offering amount with the disclosure in Section 1(d) of the Subscription Agreement.

As requested, the cover page has been amended to identify that the offering will include up to 12,500,000 shares of common stock. The maximum number of shares identified in the Subscription Agreement has been modified to confirm with the Offering Statement.

Cover Page, page i

2. We note your response to prior comment 3. Please revise the cover page to provide the table in the form set forth in Item 1(e) of Part II of Form 1-A. In addition, we note that the duration of the offering may be up to one year. However, as we previously noted, the right of first refusal provides 10 days for major shareholders to exercise their right of first refusal and then the company would only have 90 days under this provision to sell those securities. Please reconcile, given the limitations on the duration of the offering due to the right of first refusal and explain how the offering will be prompt and continuous under Rule 415(a)(1)(ix) of Regulation S-K.

The table has been modified to correspond with the sample table format in Item 1(e) of Part II of Form 1-A. The right of first offer does not pose any limitations on the duration of the offering. Under the terms of the right of first offer, the right resets every 90 days should an offering extend beyond the original 90 day window. Nevertheless, all Major Investors have waived their right of first offer to any securities being sold under this offering qualified by the Commission for the entire duration of the offering. The Offering Circular has been amended to reflect this waiver and to provide additional clarity on the terms of the right of first offer.

Exhibits

3. We note your response to prior comment 5. Please file your lease agreement as an exhibit. See Item 17(6)(b)(iv) of Form 1-A.

The lease agreement has been included as an exhibit to the Offering Circular.

4. We note your response to prior comment 9. It appears that you are substantially dependent on your outsourcing agreement with Newgistics. Please file this agreement as an exhibit. See Item 17(6)(b)(ii) of Form 1-A.

We respectfully submit that the Company is not substantially dependent on the logistics agreement with Newgistics. Per the agreement with Newgistics, the company pays Newgistics a minimum of $3,500 per month for storing, picking, and packing the Company’s products, plus shipping fees. Once the company is over the $3,500 minimum threshold, the Company will pay the sum of the different rates for each service, such as receiving pallets, cases or units, as well as order handling, pick and pack, inventory stock are based on bins or pallets, lot tracking, returns, and specific projects, such as special assembly or pick and pack instructions. The Company can also choose from different shipping rates based on the rules the Company creates for shipping zones, shipping priority, and delivery times. Based on these rules, the most cost effective carrier for the delivery is selected.

The Company has reviewed the requirements of Item 17(6)(b)(ii) and has concluded that this agreement is not a material contract that is required to be filed. This logistics agreement is one that ordinarily accompanies the kind of business conducted by the Company (selling products to consumers over the internet) and it was made in the ordinary course of business in an arm’s length transaction. The Company had the option of choosing one of at least 15 different providers of the same service, and chose Newgistics based on cost and other criteria that were beneficial to the Company, but were in no way unique to Newgistics.

The Company further does not believe that its obligations under the agreement with Newgistics are material. For instance, in 2015, fees paid to Newgistics represented only 7.5% of our total operating expenses ($176,801 of $2,357,306). Further, the Company can terminate the contract with Newgistics easily. The Company is required to give notice to Newgistics 90 days prior to the end of the initial three year term of the agreement, or 90 days before the end of the one year renewal term. If Newgistics is not able to perform satisfactorily according to the terms of the agreement, the Company will be able to terminate the agreement on 30 days’ notice. From an operational standpoint, the termination of the Newgistics contract starts a transition period of approximately seven days that would allow the Company to be up-and-running with a new logistics provider. For example, the Company can contract with a new provider on July 1, 2016 and give notice to Newgistics that same day. The Company would then instruct Newgistics to ship almost all of the Company’s inventory to the new provider right away. Newgistics would keep enough inventory on hand to fill orders for seven days (July 8, 2016) after which the new provider would begin filling orders. The Company anticipates that the cost of switching providers would be approximately $55,000, which, in light of the Company’s anticipated revenues and credit facilities, is not a material cost.

The Company believes that its relationship with Newgistics is no different from the relationship that other internet retailers that have filed offerings under Regulation A with the Commission have with that company. The Company notes that BeautyKind Holdings, Inc. (File No. 024-10524) similarly represented to the Staff that it was not substantially dependent on its contract with Newgistics and did not file that contract.

5. We note your related party loans receivable with Mark Lynn and Corey Epstein. Please file copies of all written agreements or summaries of oral arrangements pursuant to Item 17(6)(b)(i). In this regard, we also not the officer stock issuance and promissory note and the $70,000 loan with Mark Lynn.

The outstanding loans to Mark Lynn and Corey Epstein have been consolidated into promissory notes issued on June 6, 2016 and June 7, 2016 respectively. Those notes have been filed as exhibits to the offering circular. The terms of the officer stock issuance to Mark Lynn were provided in the employment agreement filed as Exhibit 6.2. Included in this filing as Exhibit 6.10 is the promissory note with Mark Lynn that was forgiven.

6. We note that Section 6 of the subscription agreement indicates that each investor consents to the exclusive jurisdiction of the State of California. Please disclose this provision in the risk factors and highlight the impact to potential investors. For example, it appears this provision may limit a shareholder’s ability to bring a claim against you.

The Offering Circular has been updated to include this risk factor.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Denim.LA, Inc. filed on March 23, 2016. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

KHLK LLP

cc: Mark Lynn

Chief Executive Officer

Denic.LA, Inc.

8899 Beverly Blvd., Suite 600

West Hollywood, CA 90069

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